UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

By: /s/ Arthur Angelo Syailendra

----------------------------------------------------

(Signature)

Arthur Angelo Syailendra

Director of Finance and Risk Management

Number	:	Tel.200/LP 000/COP-K0000000/2026

Bandung,	October 2, 2026

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market, Derivatives, and Carbon Exchange Supervision

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4,

Jakarta 10710

Re	:

Information Disclosure on the Share Buyback in Compliance with Article 62 of Law No. 40 of 2007 on Limited Liability Companies as lastly amended by Law No. 6 of 2023 on the Stipulation of Government Regulation in lieu of Law No. 2 of 2022 on Job Creation as Law (the "Company Law”), in connection with Partial Spin-Off of the Wholesale Fiber Connectivity Business Segment (Phase 2) to PT Telkom Infrastruktur Indonesia

To whom it may concern,

In compliance with Article 62 of Company Law juncto Article 3 and Article 8 of Financial Service Authority (Otoritas Jasa Keuangan/”OJK”) Regulation No. 29 of 2023 on Buyback of Shares Issued by Public Companies, we hereby inform you that:

Company Name	:	PT Telkom Indonesia (Persero) Tbk
Business sector	:	Telecommunication
Phone	:	(021) 5215109
E-mail Address	:	investor@telkom.co.id

1.	Type of Material Information or Facts	Share Buyback Plan in Compliance with Article 62 of the Company Law
2.	Date of Event	October 2, 2026
3.	Description of Material Information or Facts	A.	Background of Shares Buyback

On September 30, 2026, the Company has held its Extraordinary General Meeting of Shareholders (“EGMS”) whereas one of the agendas was Approval of the Company's plan to conduct a Partial Spin-Off of the Wholesale Fiber Connectivity Business Phase 2 to PT Telkom Infrastruktur Indonesia, (“TIF”), a subsidiary whose shares are directly owned by the Company at 99.99% (ninety-nine point nine nine percent), in compliance with the provisions of Article 89 paragraph (1) and Article 127 paragraph (1) of the Company Law in conjunction with Article 26 paragraph (6) of the Company's Articles of Association (the “Approval of Partial Spin-Off of the Wholesale Fiber Connectivity Business (Phase 2)”).

In accordance with the provisions of Article 62 paragraph (1) and Article 126 paragraph (2) of the Company Law, any shareholder who does not agree with the EGMS resolution on the Approval of Partial Spin-Off of the Wholesale Fiber Connectivity Business (Phase 2), has the right to request the Company to purchase their shares at a reasonable price. The repurchase of shares must be carried out in accordance with the provisions of Article 37 paragraph (1) of the Company Law, which stipulates that:

i.
The share buyback shall not cause the Company's net assets to become less than the amount of issued capital plus mandatory reserves that have been set aside; and
ii.
The total nominal value of all shares repurchased by the Company shall not exceed 10.00% (ten percent) of the amount of issued capital in the Company.

At the EGMS on September 30, 2026, there were shareholders who voted against the resolution.

B.	Shareholders Who Are Entitled to Apply for Sale of Their Shares to the Company

The public shareholders of the Company who are entitled to request the Company to purchase their shares are those who (the “Eligible Shareholders”):

i.
are registered in the Company’s Shareholders Register as of September 7, 2026, which is 1 (one) business day prior to the date of the EGMS notice;
ii.
attended the EGMS;
iii.
duly voted against in the 1st Agenda of EGMS, namely regarding the Approval of Partial Spin-Off of the Wholesale Fiber Connectivity Business (Phase 2); and
iv.
have requested that their shares be repurchased and have submitted the declaration of intention to sell their shares in accordance with the procedures set out in this Information Disclosure.

If there is any shareholder of the Company who requests his/her shares to be purchased by the Company, but does not fulfill the requirements as mentioned above, such shareholder is not eligible to request for his/her shares to be purchased by the Company.

Shareholders who apply for shares buyback by the Company are required to show proof of their legal ownership of the Company's shares.

At the time of the announcement of this Disclosure of Information, the Company is not yet in a position to provide details of the names of each shareholder who has expressed an intention to have their shares repurchased by the Company.

C.	Share Prices and Procedures to Determine Share Price

The Company will purchase the shares of eligible Shareholders at a price based on the closing price on the date of the Extraordinary General Meeting of Shareholders on 30 September 2026, being Rp2,290,-.

D.

Procedure for Buyback of Shares from Shareholders who Voted Against in the 1st Agenda regarding the Approval of Spin-Off of the Wholesale Fiber Connectivity Business Segment (Phase 2) to PT Telkom Infrastruktur Indonesia

1.
Shareholders of the Company who intend to sell their shares are required to fill out a Statement of Sale of Shares Form which can be downloaded on the Company's website www.telkom.co.id since the date of the Information Disclosure.
2.
The shareholders of the Company who have completed the Statement of Sale of Shares Form must submit the Statement of Sale of Shares Form to the appointed Securities Administration Bureau (Biro Administrasi Efek/"BAE"), namely PT Datindo Entrycom which is located at Jl. Hayam Wuruk No. 28, Kebon Kelapa, Gambir, Central Jakarta and via e-mail to datindo.tlkm@gmail.com.
3.
The Statement of Sale of Shares Form must be submitted at 9.00 until 15.00 Western Indonesian Time starting from after the EGMS until no later than October 5, 2026 ("Intention to Sell Period"). BAE will validate the data whether the shareholder is a shareholder who did not approve during the voting at the EGMS on September 30, 2026 for The First Agenda on the Approval of Spin-Off of the Wholesale Fiber Connectivity Business (Phase 2).
4.
Shareholders of the Company who have submitted the Statement of Sale of Shares Form within the Intention to Sell Period must give instruction to the Securities Company or Custodian Bank where they keep their shares to input the TEND instruction through the Corporate Action/CA Election menu option in C-BEST by selecting the CASH option at the latest on the last day of Intention to Sell Period, at the time determined by the Indonesia Central Securities Depository (PT Kustodian Sentral Efek Indonesia/“KSEI”). The shares that have been specified by such instruction will be in the “Block for CA” status, thus the shares of the Company that have been blocked with a “Blocked for CA” status cannot be transferred until the end of Intention to Sell Period except in the event of a cancellation from the securities company/custodian bank made on behalf of the Applicant based on the terms and conditions stated in numbers 5 and 6 below.
5.
At the end of each day during the Intention to Sell Period, KSEI will provide a list of applicants whose shares are blocked to the appointed Securities Company and BAE to verify and confirm the validity of the applicant's share ownership and provide such confirmation to KSEI before the Date of Payment.
6.
Upon the verification and confirmation that the applicant is entitled to have his/her shares purchased, the BAE will provide confirmation to KSEI and instruct the Company to transfer the fund for the settlement of the purchase to KSEI which will be done on the Date of Payment.
7.
Payment for the buyback of shares will be made at the earliest of 7 business days after the issuance of the Approval from the Ministry of Law (“MOL”) on the capital increase of PT Infrastruktur Indonesia in relation to the Spin-Off of the Wholesale Fiber Connectivity Business Segment (Phase 2).
a.
On the Date of Payment, KSEI will transfer the approved Offered Shares to be purchased from the Escrow Account to the Securities Account registered in the name of the Company. Payment of the Buyback Price will be made on the Date of Payment and will be made by the Company through KSEI.
b.
KSEI will distribute net funds (after deducting transaction fees) through C-Best to each Sub Securities Account (SRE)

or CA Account of the securities company/custodian bank of the approved applicant.
8.
The payment will be made after deducting commissions, transaction fees from BEI, and all applicable taxes and other fees relating to the payment, payable by the Applicant. Applicants who successfully participate in selling shares shall bear their own commission, BEI fees and all applicable taxes.

		E.	Schedule of Buyback of Shares Implementation

			EGMS	September 30, 2026
			Deadline to Submit Statement of Sale of Shares Form	At 17.00 Western Indonesian Time on October 5, 2026.

Period of time for submitting the Share Purchase Request through TEND instruction through the Corporate Action/CA Election menu option in C-BEST by selecting the CASH Option so that the Shares have the status “Block for CA”.

October 2, 2026, until October 5, 2026.
Estimated Date of Payment by the Company and Delivery of Shares from Public Shareholders who have expressed their intention to sell their shares

Payment for the buyback of shares will be made at the earliest of 7 business days after the Approval from the Ministry of Law (“MOL”) on the capital increase of PT Infrastruktur Indonesia in relation to the Spin-Off of the Wholesale Fiber Connectivity Business Segment (Phase 2).

			Estimated effective date of Spin-Off	October 1, 2026
			Disclosure of information to shareholders regarding the Company's planned share buyback to comply with the provisions of Article 62 of the Company Law	October 2, 2026

4.	Impact of The Event		The Company believes that the implementation of the buyback of the Company's shares will not cause any material negative impacts on the Company's business activities.
5.	Other Information		None.

Thus, we submit this information and thank you for your attention.

Best Regards,

/s/ Arthur Angelo Syailendra

Arthur Angelo Syailendra

Director of Finance and Risk Management